UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*
                    Under the Securities Exchange Act of 1934

                                  DEKANIA CORP
                                  ------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    24488U203
                                    ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  24488U203


1   NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 650,000**
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  650,000**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):5.22%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Gemel Ltd.

** Such shares are parts of units consisting of one share of common stock and one warrant to purchase one share of common stock. Does not include the shares that underlie the warrants, which become exercisable on the later of
     (1) the date on which the Issuer completes a business combination or (ii) February 1, 2008. Menora Mivtachim Holdings Ltd. is the beneficial owner of 650,000 shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 190,000 shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 378,000 shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 82,000 shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 650,000 shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Gemel Ltd.

*** Based on 12,437,500 shares issued and outstanding as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  24488U203

1   NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 568,000**
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  568,000 **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 568,000 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.56%***

14  TYPE OF REPORTING PERSON: IC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Gemel Ltd.

** Such shares are parts of units consisting of one share of common stock and one warrant to purchase one share of common stock. Does not include the shares that underlie the warrants, which become exercisable on the later of
     (1) the date on which the Issuer completes a business combination or (ii) February 1, 2008. Menora Mivtachim Holdings Ltd. is the beneficial owner of 650,000 shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 190,000 shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 378,000 shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 82,000 shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 650,000 shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Gemel Ltd.

*** Based on 12,437,500 shares issued and outstanding as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  24488U203


1   NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 378,000 **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  378,000 **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 378,000 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.04%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Gemel Funds Ltd.

** Such shares are parts of units consisting of one share of common stock and one warrant to purchase one share of common stock. Does not include the shares that underlie the warrants, which become exercisable on the later of
     (1) the date on which the Issuer completes a business combination or (ii) February 1, 2008. Menora Mivtachim Holdings Ltd. is the beneficial owner of 650,000 shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 190,000 shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 378,000 shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 82,000 shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 650,000 shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd and Menora Mivtachim Gemel Ltd.

*** Based on 12,437,500 shares issued and outstanding as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  24488U203

1   NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 82,000 **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 82,000 **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 82,000 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.66%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Gemel Ltd.

** Such shares are parts of units consisting of one share of common stock and one warrant to purchase one share of common stock. Does not include the shares that underlie the warrants, which become exercisable on the later of
     (1) the date on which the Issuer completes a business combination or (ii) February 1, 2008.Menora Mivtachim Holdings Ltd. is the beneficial owner of 650,000 shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 190,000 shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 378,000 shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 82,000 shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 650,000 shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd and Menora Mivtachim Gemel Ltd.

*** Based on 12,437,500 shares issued and outstanding as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  24488U203

1    NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [X]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: OO*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 82,000 **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 82,000 **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 125,684 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.66%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Gemel Ltd.

** Such shares are parts of units consisting of one share of common stock and one warrant to purchase one share of common stock. Does not include the shares that underlie the warrants, which become exercisable on the later of
     (1) the date on which the Issuer completes a business combination or (ii) February 1, 2008. Menora Mivtachim Holdings Ltd. is the beneficial owner of 650,000 shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 190,000 shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 378,000 shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 82,000 shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 650,000 shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd.

*** Based on 12,437,500 shares issued and outstanding as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

Item 1. Security and Issuer
        -------------------

         This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Dekania Corp. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Item 2. Identity and Background
        -----------------------

         This Statement is being filed by Menora Mivtachim Holdings Ltd., ("Menora Holdings"), Menora Mivtachim Insurance Ltd. ("Menora Insurance"), Menora Mivtachim Finance Ltd. ("Menora Finance"), Menora Mivtachim Pensions Ltd. ("Mivtachim Pensions"), Menora Mivtachim Gemel Ltd. and ("Menora Gemel").

         Menora Holdings is a holding company incorporated under the law of the State of Israel. Menora Holdings shares are traded on the Tel Aviv Stock Exchange. 63.6% of Menora Holding's outstanding shares is held, directly and indirectly, by Mr. Menahem Gurevitch, and 36.4% of Menora Holdings is held by the public. The address of Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Insurance is a company incorporated under the law of the State of Israel. 97% of Menora Insurance's outstanding shares is held by Menora Holdings. Menora Insurance's principal business is insurance. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Finance is a holding company incorporated under the law of the State of Israel. All of Menora Finance's outstanding shares are held by Menora Holdings. The address of Menora Finance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Mivtachim Pensions is a pension fund, established on December 20, 1995, in accordance with the laws of the State of Israel. All of Mivtachim Pensions' outstanding shares are held by Menora Insurance. The address of Mivtachim Pensions' principal office is Shaa'r Hair Tower, 7 Jabotinsky Street, Ramat Gan, Israel, 52136.

         Menora Gemel is a company incorporated under the law of the State of Israel. All of Menora Gemel's outstanding shares are held by Menora Finance. Menora Gemel's principal business is managing of provident funds. The address Menora Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         During the last five years, none of Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions and Menora Gemel, or any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         The 650,000 shares were purchased as parts of units consisting of one share of common stock and one warrant to purchase one share of common stock (the "Units"). The warrants become exercisable on the later of (1) the date on which the Issuer completes a business combination or (ii) February 1, 2008. The aggregate purchase price of such 650,000 Units was $6,500,000 all of which amount was paid by Menora Insurance, Mivtachim Pensions and Menora Gemel from the investment accounts of Menora Insurance, Mivtachim Pensions and Menora Gemel.

Item 4. Purpose of Transaction.
        -----------------------

         The 650,000 Units, which include 650,000 shares of Common Stock, purchased by Menora Insurance, Mivtachim Pensions and Menora Gemel as of Febuary 7, 2007 were purchased for portfolio investment purposes.

         Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions and Menora Gemel currently do not have any plan or proposal, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------


         (a) Menora Holdings and Menora Insurance are the beneficial owners of 190,000 shares held by Menora Insurance Company, which constitute approximately 1.52% of the 12,437,500 shares of the Issuer, as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menora Insurance and Mivtachim Pensions are the beneficial owners of 378,000 shares held by Mivtachim Pensions, which constitute approximately 3.04% of the 12,437,500 shares of the Issuer, as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menora Finance and Menora Gemel are the beneficial owners of 82,000 shares held by Menora Gemel, which constitute approximately 0.66% of the 12,437,500 shares of the Issuer, as of February 7, 2007, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

          (b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 190,000 shares, held by Menora Insurance, which are currently beneficially owned by Menora Holdings and Menora Insurance.

         Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 378,000 shares, held by Mivtachim Pensions, which are currently beneficially owned by Menora Holdings, Menora Insurance and Mivtachim Pensions.

         Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 82,000 shares, held by Menora Gemel, which are currently beneficially owned by Menora Holdings, Menora Finance and Menora Gemel.

         (c) The following table sets forth all the transactions in the Common Stock of the Issuer effected by Menora Insurance, Mivtachim Pensions, Menorh Gemel during the past sixty days. The Units, of which the shares of Common Stock are part, were purchased in the initial public offering.





                                        Shares of
         Date of Purchase by           Common Stock
         Menora Insurance               Purchased              Price Per Share*
         ----------------               ---------              ----------------
         February 7, 2007                190,000                    $10.00


                                        Shares of
          Date of Purchase by          Common Stock
          Mivtachim Pensions            Purchased              Price Per Share*
          ------------------            ---------              ----------------
          February 7, 2007               378,000                    $10.00

                                        Shares of
         Date of Purchase by           Common Stock
         Menora Gemel                   Purchased              Price Per Share*
         ------------                   ---------              ----------------
         February 7, 2007                 82,000                    $10.00


----------------
* The price paid was per Unit, consisting of one share of common stock and one warrant to purchase one share of common stock, and does not include broker's commissions. The warrants become exercisable on the later of (1) the date on which the Issuer completes a business combination or (ii) February 1, 2008.



         Except for such transactions, Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menorh Gemel have not effected any transactions in the Common Stock since February 7, 2007.

         (d) No person other than Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menorh Gemel have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: March 19, 2007
                                    MENORA MIVTACHIM HOLDINGS LTD.

                                    By: /s/Ari Kalman   /s/Yoni Tal
                                        ---------------------------
                                    Name: Ari Kalman, Yoni Tal
                                    Title:   C.E.O, C.I.O

                                    MENORA MIVTACHIM INSURANCE COMPANY LTD.

                                    By: /s/Ari Kalman   /s/Yoni Tal
                                        ---------------------------
                                    Name: Ari Kalman, Yoni Tal
                                    Title:   C.E.O, C.I.O

                                    MENORA MIVTACHIM FINANCE LTD.

                                    By: /s/Yehuda Ben Assayag   /s/Yoni Tal
                                        -----------------------------------
                                    Name: Yehuda Ben Assayag, Yoni Tal
                                    Title:   C.E.O, Director

                                    MENORA MIVTACHIM PENSIONS LTD.

                                    By: /s/Oren El-On  /s/Israel Ezra
                                        -----------------------------
                                    Name: Oren El-On, Israel Ezra
                                    Title:   C.E.O, C.F.O

                                    MENORA MIVTACHIM GEMEL LTD.

                                    By: /s/Hagit Levin  /s/Yehuda Ben Assayag
                                        -------------------------------------
                                    Name:  Hagit Levin, Yehuda Ben Assayag
                                    Title:    C.E.O, Director

                                                                      Schedule 1

                         List of Officers and Directors

 Menora Mivtachim Holdings Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
                                          and Chief Executive Officer
Gedalia Doron                           Director
Shlomo Milo                             Director
Yochi Devir                             Director
David Friedman                          Director
Eran Grifel                             Director
Niva Gurevitch                          Director
Yoni Tal                                Chief Financial Officer
Shay Compel                             Controller


Menora Mivtachim Insurance Company Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Gedalia Doron                           Director
Shlomo Milo                             Director
Jacob Segal                             Director
Kviateck Uri                            Director
Ari Kalman                              Director and Chief Executive Officer
Oren El-on                              Director
Eran Grifel                             Director
Niva Guervitch                          Director
Yoni Tal                                Deputy Managing Director and Investment
                                          Division Manager
Shay Compel                             Deputy Managing Director and Accounting
                                          Division Manager
Menachem Harpaz                         Deputy Managing Director and Non-life
                                          Division Manager
Shmuel Schwartz                         Internal Auditor
Yehuda Grossman                         Information and Technology Division
                                          Manager
Dr. Avraham Levenglick                  Assistant General Manager and Chief
                                          Actuary
Gershon Gurevitch                       V.P Logistics and Properties
Gadi Ben - Hamo                         Assistant General Manager and North
                                          Division Manager
Yaron Dwek                              Deputy Managing Director and Life
                                          Insurance Division Manager

Menora Mivtachim Finance Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Gedalia Doron                           Director
Ari Kalman                              Director
Yoni Tal                                Director
Shay Compel                             Director
Eran Grifel                             Director
Oren El-on                              Director
Yehuda Ben Assayag                      Chief Executive Officer

Menora Mivtachim Gemel Funds Ltd.

Name                                    Position
Yehuda Ben Assayag                      Chairman of the Board of Directors
Guy Iluz                                Director
Yaron Dwek                              Director
Haim Katz                               Director
Tzipi Samet                             Director
Hezi Zaieg                              Director
Hagit Levin                             Chief Executive Officer

Menora Mivtachim Pensions Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Ari Kalman                              Director
Shmuel Slavin                           Director
Haim Katz                               Director
Tzipi Samet                             Director
Eran Grifel                             Director
Yoram Belizovski                        Director
Gedalia Doron                           Director
Hezi Zaieg                              Director
Oren El-on                              Chief Executive Officer Director
Motti Dahan                             Chief Operation and Service Officer
Guy Krieger                             Legal Advisor and General Counsel
Yeshayahu Orzitzer                      Chief Actuary
David Leidner                           Chief Product and Development Officer
Israel Ezra                             Chief Financial Officer
Eli Hillel                              Chief Audit Executive
Rami Armon                              Chief Investment Officer
Ronny Shilo                             Division Human Resources and
                                          Administrative Manager
Eyal Azmon                              Marketing Manager

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the attached Statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share of Dekania Corp. is filed on behalf of each of them.

         Date: March 19, 2007

                                    MENORA MIVTACHIM HOLDINGS LTD.

                                    By: /s/Ari Kalman   /s/Yoni Tal
                                        ---------------------------
                                    Name: Ari Kalman, Yoni Tal
                                    Title:   C.E.O, C.I.O

                                    MENORA MIVTACHIM INSURANCE COMPANY LTD.

                                    By: /s/Ari Kalman   /s/Yoni Tal
                                        ---------------------------
                                    Name: Ari Kalman, Yoni Tal
                                    Title:   C.E.O, C.I.O

                                    MENORA MIVTACHIM FINANCE LTD.

                                    By: /s/Yehuda Ben Assayag   /s/Yoni Tal
                                        -----------------------------------
                                    Name: Yehuda Ben Assayag, Yoni Tal
                                    Title:   C.E.O, Director

                                    MENORA MIVTACHIM PENSIONS LTD.

                                    By: /s/Oren El-On  /s/Israel Ezra
                                        -----------------------------
                                    Name: Oren El-On, Israel Ezra
                                    Title:   C.E.O, C.F.O

                                    MENORA MIVTACHIM GEMEL LTD.

                                    By: /s/Hagit Levin  /s/Yehuda Ben Assayag
                                        -------------------------------------
                                    Name:  Hagit Levin, Yehuda Ben Assayag
                                    Title:    C.E.O, Director